Contact

www.linkedin.com/in/william-molloie (LinkedIn)

Top Skills

Venture Capital
Lifesciences
Leadership

Certifications

Cybersecurity: Managing Risk in the Information Age

William Molloie

Board Member, Audit Committee Chair, Lecturer UCSD Rady School of Management, PwC Partner (retired)
San Diego, California, United States

Experience

Silvaco Inc

Board Member and Audit Committee Chair
May 2022 - Present (1 year 4 months)

WinSanTor

Member Board Of Directors
June 2021 - Present (2 years 3 months)
San Diego, California, United States

UCSD, Rady School of Management

Lecturer
April 2021 - Present (2 years 5 months)

PricewaterhouseCoopers

34 years 1 month

Partner (Retired), San Diego Office
October 2008 - June 2020 (11 years 9 months)

Led the SoCal Pharma/Life Sciences practice of PricewaterhouseCoopers LLP.

Partner, Shanghai China Office
October 2005 - October 2008 (3 years 1 month)

Led the China/Hong Kong Technology Practice for three years. In China client responsibilities included pre-IPO venture backed companies, Foreign Private Issuers based in China and Registrants with the US SEC as well as the China based operations of a number of Multi-National Corporations.

Partner, Philadelphia Office
June 1986 - September 2005 (19 years 4 months)

Led Philadelphia offices' Venture Capital Practice, where he offered great insight and valuable perspectives on the venture capital trends in the Philadelphia market. He has been quoted in the local papers including the Philadelphia Inquirer, Philadelphia Business Journal and the Daily News and has also received press in the Wall Street Journal.

Worked closely with emerging-growth companies and has been uniquely involved in overseeing the prestigious Enterprise Awards, which honors Philadelphia life sciences and technology companies and their leaders.

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Education

Temple University
Bachelor of Business Administration (BBA), Accounting and Finance · (1982 - 1986)

Church Farm School
 · (1982)